NEWS RELEASE

Ripple Lake updates 2005 fieldwork

at the TCH diamond project in Ontario

Fieldwork includes discovery of kimberlite fragment

Vancouver, BC – February 16, 2006 – Robert R. Lipsett, President, Ripple Lake Diamonds Inc. (RLD-TSX-V, RLLKF-OTCBB) is pleased to provide an update on exploration activities at the Company’s TCH diamond project in Ontario approximately 50 km northwest of the town of Marathon. The claim block covers an area of approximately 600 km2, and stretches north from the northern shore of Lake Superior. The southern part of the claim block is intersected by Trans Canada Highway 17, the CPR mainline, and two Ontario Hydro high voltage power lines. This area lies on the northern extension of the Trans-Superior Tectonic Zone (TSTZ), which encloses kimberlites and kimberlite-like ultramafic lamprophyre dykes in Michigan.

Following the success of the 2004 Phase I program, the Company completed a 2005 Phase II heavy mineral sampling program, a remote sensing program, and a 2,695.6 km Aeroquest frequency time domain helicopter electromagnetic and high sensitivity cesium vapour magnetometer survey, within its TCH property in Northern Ontario,

In 2004, more than 400 samples were collected and analyzed from the original TCH claim area.  As a result of the analysis, kimberlite indicator minerals, or KIM (pyrope, picroilmenite, chrome spinel, olivine and chrome-diopside) were identified in more than 60 % of the samples. The KIM’s were studied in detail chemically and morphologically, and appeared to be short-transit grains of kimberlitic origin. Six pyrope grains of the 99 analyzed belong to the diamond association (G10) group, and ten grains are close to the diamond association. Among the seven analyzed kimberlitic chrome spinel grains, one belongs to the diamond field. Based on these facts, we have concluded that diamondiferous kimberlites may be located within the Ripple Lake property.

Eight dispersion haloes of short-transit, kimberlitic mineral association have been identified in the TCH property in 2004. In addition, analysis of the distribution of KIM in the study area revealed that the zone north of the main part of the TCH claim block may also be of exploration interest. Based on these encouraging results, RLD acquired 1,152 new claim units, north of those already explored,  located up-ice of the main KIM haloes identified after the 2004 prospecting program. The company’s total claim holdings consist of 272 claims (3,732 units).

Along with sampling, RLD utilized the geophysical data for in our interpretation. RLD engaged Condor Consulting Inc., Colorado, USA to complete a geophysical interpretation of the existing 1999 Ontario Geological Survey’s airborne magnetic and electromagnetic data and integrate that information with the results of the 2005 Aeroquest helicopter airborne geophysical survey in order to identify kimberlite pipe-like anomalies.

During the 2005 field season, 546 new samples for diamond and diamond indicator minerals were collected and panned in the field in the TCH claim block. The samples were collected throughout the claim block from till sediments (231 samples), lake sediments (111 samples), alluvial sediments (62 samples), glaciofluvial sediments (135 samples), and colluvial and other sediments (7 samples) with each sample consisting of approximately 20 litres (30 kg) of material. To avoid any contamination, the samples were panned at sample sites. The area was covered with a sampling density of approximately 2.15 samples per one square kilometre. This provides a good basis for future prospecting of kimberlites and other diamondiferous rocks.

Detailed sampling was organized within eight local areas that had demonstrated high concentrations of KIM grains, based on the results of sampling in 2004 in areas that also included magnetic or EM anomalies outlined in the recent airborne geophysical interpretation.

During the course of the detailed sampling, picroilmenite haloes composed of large (2-3 mm in size) grains were established in the northeastern part of the area. Within one of the local areas, picroilmenite grains reach a size of approximately 8-10 mm. They are oval in shape and bear smooth primary magmatic surfaces. Fractures are shell-like; fracture edges are sharp which suggests lack of significant transportation. In one of the samples from this area, a kimberlite-like rock fragment, 20 x 15 x 9 mm in size was found. The rock contains pseudomorphs after olivine-I, laths of mica and large (2-3 mm) picroilmenite grains which, according to the microprobe analysis, are chemically identical to earlier identified kimberlitic picroilmenite. The kimberlitic-like sample shows a combination of characteristic features typical of kimberlites, lamproites and ultramafic lamprophyres and therefore is of kimberlite-lamproite composition.

The sample concentrates were delivered to the KMD/Institute of Diamonds Laboratory in Moscow to be processed and for mineralogical analysis. They are being treated with heavy liquids, by magnetic and paramagnetic separation, and will be studied for the presence of KIM’s: pyrope garnet, picroilmenite, chrome spinel, chrome-diopside and magnesian olivine. The KIM’s recovered in the laboratory will be examined in detail using a scanning electron microprobe (SEM) for morphological clues, and then by an electron microprobe, for more detailed chemical study. The results of this analysis will be available later this year.

The combination of two years of positive results from the regional and detailed sampling, as well as the encouraging results of the airborne geophysical survey interpretation and the location of the kimberlite fragment are very exciting and will allow the company to identify kimberlitic targets for later 2006 drill testing.

"Robert Lipsett"

Robert Lipsett
President, CEO and Director

About Ripple Lake Diamonds Inc.
Ripple Lake Diamonds Inc. (TSX-V: RLD) is a diamond exploration company focused on the development of two Canadian Diamond projects.  The Company has recently completed Phase two fieldwork on its highly prospective Canadian diamond exploration properties in Ontario and Nunavut.  Ripple Lake's technical team is led by Dr. Felix Kaminsky, P.Geo, one of the world's leading diamond exploration geologists. For more information on the Company, visit http://www.ripplelake.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.